Exhibit 99.68

SANDSPRING RESOURCES LTD.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

SPECIAL WARRANT INDENTURE

Providing for the Issue of

7,500,000 Special Warrants

March 26, 2010

ii

4.10	No Action After Notice	25
4.11	Protection Of Trustee	25
4.12	Adjustments Cumulative	26

ARTICLE 5 PURCHASES BY THE COMPANY		26
5.1	Optional Purchase By The Company	26

ARTICLE 6 COVENANTS OF THE COMPANY		26
6.1	Issuance Of Underlying Shares	26
6.2	No Amendment To Common Shares	27
6.3	Preparation of Prospectus	27
6.4	Notice of Final Receipt	27
6.5	To Pay Trustee Remuneration and Expenses	27
6.6	To Perform Covenants	28
6.7	Trustee May Perform Covenants	28
6.8	Reporting Issuer Status	28
6.9	Foreign Issuer Status	28
6.10	Solicitation of Special Warrant Exercise	28
6.11	Contractual Right of Action for Rescission	28

ARTICLE 7 ENFORCEMENT		29
7.1	Suits By Holders of Special Warrants	29
7.2	Waiver of Default	29

ARTICLE 8 SUCCESSOR CORPORATIONS		29
8.1	Certain Requirements	29
8.2	Vesting Of Powers In Successor	30

ARTICLE 9 MEETINGS OF HOLDERS OF SPECIAL WARRANTS		30
9.1	Right To Convene Meeting	30
9.2	Notice Of Meetings	30
9.3	Chairman	30
9.4	Quorum	31
9.5	Power To Adjourn	31
9.6	Show Of Hands	31
9.7	Poll	31
9.8	Voting	31
9.9	Regulations	32
9.10	Company And Trustee May Be Represented	32
9.11	Powers Exercisable By Extraordinary Resolution	32
9.12	Meaning of “Extraordinary Resolution”	33
9.13	Powers Cumulative	34
9.14	Minutes	34
9.15	Instruments in Writing	34
9.16	Binding Effect of Resolutions	34

ARTICLE 10 NOTICES		34
10.1	Notice to the Company and the Trustee	34
10.2	Notice to Holders of Special Warrants	35
10.3	Mail Service Information	36

ARTICLE 11 CONCERNING THE TRUSTEE		36
11.1	Trust Indenture Legislation	36
11.2	No Conflict of Interest	36
11.3	Replacement of Trustee	37
11.4	Evidence, Experts and Advisers	37
11.5	Trustee May Deal in Securities	38

iii

11.6	Trustee Not Ordinarily Bound	38
11.7	Trustee Not Required To Give Security	38
11.8	Trustee Not Required To Give Notice Of Default	38
11.9	Acceptance Of Trust	38
11.10	Duties Of Trustee	38
11.11	Actions By Trustee	38
11.12	Protection Of Trustee	39
11.13	Indemnification Of The Trustee	39
11.14	Third Party Interests	40
11.15	Not Bound To Act	40
11.16	Privacy Laws	40

ARTICLE 12 SUPPLEMENTAL INDENTURES		40
12.1	Supplemental Indentures	40

ARTICLE 13 GENERAL PROVISIONS		41
13.1	Execution	41
13.2	Formal Date	41
13.3	Satisfaction And Discharge Of Indenture	41
13.4	Provisions Of Indenture And Special Warrants For The Sole Benefit Of Parties And Holders	42

SCHEDULE “A” – FORM OF SPECIAL WARRANT CERTIFICATE		A-1
SCHEDULE “B” – FORM OF DECLARATION FOR REMOVAL OF LEGEND		B-1

THIS SPECIAL WARRANT INDENTURE dated as of March 26, 2010

B  E  T  W  E  E  N:

SANDSPRING RESOURCES LTD.,
a company incorporated under the laws of the Province of Alberta
(hereinafter called the “Company”)

A N D

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company existing under the federal laws of Canada
(hereinafter called the “Trustee”)

WHEREAS:

A.	All capitalized terms used in these recitals have the meanings ascribed to them in section 1.1 below;

B.	The Company proposes to issue 7,500,000 Special Warrants at the price of $1.60 per Special Warrant on a private placement basis pursuant to the Underwriting Agreement;

C.
Each Special Warrant shall entitle the Holder thereof to receive, without payment of any further consideration and subject to adjustment and penalties in certain circumstances, one Underlying Share at any time prior to the Expiry Time upon the terms and conditions herein set forth;

D.	The Company is duly authorized to create and issue the Special Warrants to be issued as herein provided;

E.
All things necessary have been done and performed to make the Special Warrants, when issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F.
The Company has received shareholder approval in respect of the continuance of the Company from the Province of Alberta to the Province of Ontario and the Company intends to effect such continuance in a timely manner;

G.	The foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee; and

H.	The Trustee has agreed to act as the trustee in respect of the Special Warrants on behalf of the Holders on the terms and conditions herein set forth;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto, the following words and phrases shall have the following meanings:

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“Beneficial Owner” means a person that has a beneficial interest in a Special Warrant that is represented by a Global Certificate or definitive fully registered certificate, as the context requires;

“Business Day” means a day other than a Saturday, Sunday, statutory or civic holiday in Calgary, Alberta or Toronto, Ontario, or any other day on which the principal chartered banks located in Calgary, Alberta or Toronto, Ontario are not open for business;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Closing Date” means March 26, 2010;

“Common Shares” mean the common shares in the capital of the Company as such common shares are presently constituted, and “Common Share” means any one of them;

“Convertible Security” means a security of the Company (other than the Special Warrants) or of any other issuer convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

“Company” means Sandspring Resources Ltd. and includes any Successor Corporation to or of the Company which has complied with the provisions of Article 8;

“Company’s Auditors” means KPMG LLP, chartered accountants, who are duly appointed as auditors of the Company;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Trustee or retained or employed by the Company and acceptable to the Trustee, acting reasonably;

“Depository” means CDS, or its successor, or any other depository offering a book based securities registration and transfer system similar to that administered by CDS which the Company, with the consent of the Trustee, acting reasonably, may designate;

“Director” means a director of the Company and “Directors” or “Board of Directors” means the board of directors of the Company or, whenever duly empowered, a committee of the board of directors of the Company, and reference to “action by the directors” means action by the directors of the Company as a board or action by a committee as a committee;

“dividends” mean dividends or distributions (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

“Exercise Date” means, with respect to any Special Warrant, the date on which the Special Warrant Certificate representing such Special Warrant is surrendered by a Holder for exercise in accordance with the provisions of Article 3 hereof, and, including the date upon which Special Warrants are deemed exercised pursuant to subsection 3.2(3);

“Exercise Form” has the meaning ascribed thereto in subsection 3.2(1);

“Expiry Date” means the date that is the earlier of (a) the third Business Day after the Qualification Date; and (b) four months and one day after the Closing Date;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date;

“Extraordinary Resolution” has the meaning ascribed thereto in sections 9.12 and 9.15;

“Final Receipt” means the final receipt issued by the securities regulatory authorities in the Qualifying Jurisdictions for the Prospectus;

“Global Certificate” means a Special Warrant Certificate that is registered in the name of the Depository, or its nominee, pursuant to section 2.16 for the purpose of being held by or on behalf of the Depository as custodian for Participants;

“Holder” means a person for the time being who is the registered holder of a Special Warrant;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders entitled to acquire in the aggregate not less than 20% of the aggregate number of Common Shares which could be acquired pursuant to the exercise of all Special Warrants then unexercised and outstanding, requesting the Trustee to take a certain action or proceeding specified therein;

“Indenture” or “this Indenture” and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

“Indenture Legislation” has the meaning ascribed thereto in subsection 11.1(1);

“Market Price” at any date, means the last closing price of the Common Shares immediately preceding the relevant date;

“Officers’ Certificate” means a certificate signed by any one or more of the officers or Directors of the Company;

“Participant” means a person recognized by the Depository as a participant in the book entry only securities registration and transfer system administered by the Depository;

“Party” means a party to this Indenture;

“Person” includes any individual, corporation, company, partnership, association, joint venture, trust, unincorporated association, government or governmental authority;

“Privacy Laws” has the meaning ascribed thereto in section 11.16;

“Prospectus” means the (final) prospectus of the Company qualifying the distribution of the Underlying Shares to be issued upon exercise or deemed exercise of the Special Warrants;

“Qualification Date” means the date on which a receipt is issued by the last of the securities commissions or comparable regulatory authorities in each Qualifying Jurisdiction for the Prospectus;

“Qualification Deadline” means 5:00 p.m. (Toronto time) on the date that is 45 days immediately following the Closing Date;

“Qualifying Jurisdictions” mean the provinces of Ontario, British Columbia and Alberta;

“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

 “Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Securities Laws” mean, as applicable, the securities laws, regulations, rules, rulings and orders in the United States, each of the states of the United States, and the Qualifying Jurisdictions, the applicable policy statements issued by the securities regulators in the United States, each of the states of the United States and the Qualifying Jurisdictions, and the rules of the TSXV;

“Special Warrant Certificate” means a certificate in substantially the form set out in Schedule “A” hereto, issued and certified hereunder to evidence one or more Special Warrants;

“Special Warrants” mean the special warrants of the Company issued and certified hereunder and for the time being outstanding entitling Holders thereof to acquire, for no additional consideration and subject to adjustment in certain circumstances, one Underlying Share in accordance with the terms hereof, and “Special Warrant” means any one of them;

“Subscribers” mean, collectively, all of the Persons who have subscribed for Special Warrants and “Subscriber” means any one of them;

“Subsidiary” means any corporation of which more than 50% of the votes attached to the outstanding voting shares are owned by or for the Company or by or for any corporation in like relation to the Company and includes: (i) any corporation in like relation to a Subsidiary, and (ii) Goldheart Investment Holdings Ltd. and ETK Inc.;

“Successor Corporation” has the meaning ascribed thereto in section 8.1;

“Trustee” means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder, at its principal offices in Calgary, Alberta and Toronto, Ontario;

“TSXV” means the TSX Venture Exchange;

“Underlying Shares” mean the Common Shares underlying the Special Warrants;

“Underwriters” mean, collectively, Mackie Research Capital Corporation, Cormark Securities Inc., Byron Securities Limited, Frazer Mackenzie Limited, Macquarie Capital Markets Canada Ltd. and PI Financial Corp.;

“Underwriting Agreement” means the underwriting agreement between the Underwriters and the Company dated as of March 26, 2010 in respect of the offering and sale of the Special Warrants;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agency” means the principal transfer office of the Trustee in Calgary, Alberta and Toronto, Ontario and such other locations as the Company may designate with the approval of the Trustee; and

“written order of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” mean, respectively, a written order, request, consent and certificate signed in the name of the Company by any one or more of the officers of Directors of the Company and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by the Company is a document signed on behalf of the Company by any one or more of such officers or Directors;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

1.2	Meaning of “outstanding” for Certain purposes

Except as provided in section 3.6, every Special Warrant Certificate countersigned and delivered by the Trustee under this Indenture shall be deemed to be outstanding until it has been surrendered to the Trustee pursuant to this Indenture, provided however that:

(a)
a Special Warrant Certificate that has been partially exercised or exchanged shall be deemed to be outstanding only to the extent of the unexercised or unexchanged, as the case may be, part of the Special Warrants;

(b)
where a Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Special Warrants outstanding; and

(c)
for the purpose of any provision of this Indenture entitling Holders of outstanding Special Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Special Warrants owned legally or beneficially by the Company or any Subsidiary shall be disregarded, except that:

(i)
for the purpose of determining whether the Trustee will be protected in relying on any vote, consent, request or other instrument or other action, only the Special Warrants of which the Trustee has notice that they are so owned shall be so disregarded; and

(ii)	Special Warrants so owned that have been pledged in good faith other than to the Company or any Subsidiary shall not be so disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to vote the Special Warrants in the pledgee’s discretion free from the control of the Company or any Subsidiary pursuant to the terms of the pledge.

1.3	Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;

(d)
“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4	Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5	Applicable Law

This Indenture, the Special Warrants and the Special Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any and all disputes arising under this Indenture, the Special Warrants and the Special Warrant Certificates, whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of Ontario and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of such province.

1.6	Language Clause

The parties hereto have required that this Indenture and all documents and notices related thereto or resulting therefrom be drawn up in English.

1.7	Day Not A Business Day

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Special Warrant Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.8	Conflict

In the event of a conflict or inconsistency between a provision of this Indenture and in the Special Warrant Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.9	Time Of The Essence

Time shall be of the essence of this Indenture, the Special Warrants and the Special Warrant Certificates.

1.10	Force Majeure

Notwithstanding anything to the contrary contained herein, if either Party should at any time or times during the currency of this Indenture be delayed in or prevented from complying with this Indenture by reason of wars, acts of God, strike, lockouts or other industrial disputes, inability to access its place of business, acts of public insurrection, riots, terrorism, fire, storm, flood, explosion, power failure, failure of telecommunications lines, government restriction, failure to obtain any approvals required from regulatory authorities, or other causes whether of the kind enumerated above or otherwise which are not reasonably within the control of the applicable Party, but excluding for greater certainty, unavailability of funds, the period of all such delays resulting from such causes or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable Party to be done, is to be done hereunder, it being understood that the time within which anything is to be done hereunder shall be extended by the total period of all such delays. Nothing contained in this section shall require the applicable Party to settle any labour dispute or to test the constitutionality of any enacted law. In the event that any Party asserts that an event of force majeure has occurred, it shall complete such reasonable actions or cause such reasonable actions to be completed as may be necessary to correct or terminate such alleged event of force majeure and it shall give notice in writing to the other Party specifying the following: (i) the cause and nature of the alleged event of force majeure; (ii) a summary of the action it or its agents have taken to the date of such notice to correct the alleged event of force majeure; (iii) confirmation as to all acts, actions and things done by it or its agents to terminate the event of force majeure; and (iv) the reasonably expected duration of the period of force majeure. Any Party asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Party with respect to such events of force majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Party upon the termination of the event of force majeure.

1.11	Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.12	Schedules

Schedules “A” and “B” to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2
ISSUE OF SPECIAL WARRANTS

2.1	Creation and Issue of Special Warrants

(1)	The Company hereby creates and authorizes the issue of Special Warrants, with the aggregate number of Special Warrants to be issued not to exceed 7,500,000 Special Warrants. The issue price per Special Warrant is hereby fixed at $1.60.

(2)	The Trustee is hereby appointed as trustee in respect of the Special Warrants.

2.2	Terms Of Special Warrants

(1)
Upon exercise or deemed exercise in accordance with section 3.2(3) hereof, prior to the Qualification Deadline, each Special Warrant shall entitle the Holder thereof, without payment of any further consideration and with no further action on the part of the Holder, and subject to adjustment in accordance with Article 4 hereof, to one (1) Underlying Share. In the event that the Qualification Date has not occurred on or before the Qualification Deadline, each Special Warrant exercised or deemed to be exercised following the Qualification Deadline shall thereafter entitle the Holder to receive 1.05 Underlying Shares (in lieu of one (1) Underlying Share).

(2)
No certificate evidencing fractional Special Warrants shall be issued or otherwise provided for and a Subscriber or a Holder shall not be entitled to any cash or other consideration in lieu of any fractional interest in a Special Warrant or claim thereto.

(3)	The number of Underlying Shares which may be acquired pursuant to the exercise of the Special Warrants shall be adjusted in the events and in the manner specified in Article 4.

(4)	All Special Warrants shall rank pari passu, whatever may be the actual date of issue thereof.

(5)	The Special Warrants and any rights thereunder shall expire in accordance with the provisions of section 3.6.

2.3	Special Warrant Certificates

The Special Warrant Certificates to be issued to evidence the Special Warrants authorized for issuance pursuant to section 2.1 shall be issuable in registered form only, shall be in the English language and shall be substantially in the form set out in Schedule “A”.  All Special Warrant Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as the Company may, with the approval of the Trustee, prescribe, and shall be issuable in any denomination, excluding fractions. Irrespective of any adjustments pursuant to Article 4, Special Warrant Certificates shall continue to be in the form set out in Schedule “A” and shall continue to express the number of Underlying Shares that may be acquired upon the exercise of the Special Warrants evidenced thereby prior to any such adjustment.

2.4	Signing Of Special Warrant Certificates

The Special Warrant Certificates shall be signed by any Director or officer of the Company. The signature of such signing officer may be mechanically reproduced in facsimile and Special Warrant Certificates bearing such facsimile signature shall be binding upon the Company as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual or facsimile signature appears on any Special Warrant Certificate as a signing officer may no longer hold office or a directorship, as applicable, at the date of issue of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to section 2.5, be valid and binding upon the Company and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5	Certification By The Trustee

(1)	Special Warrant Certificates evidencing the Special Warrants shall be certified by or on behalf of the Trustee on written direction of the Company.

(2)
No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Trustee substantially in the form of the certificate set out in Schedule “A”, and such certification by the Trustee upon any Special Warrant Certificate shall be conclusive evidence as against the Company that the Special Warrant Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(3)
The certification of the Trustee on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or the Special Warrant Certificates (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Special Warrant Certificates or any of them or of the consideration therefor except as otherwise specified herein.

2.6	Holder Not A Shareholder

Nothing in this Indenture or in the holding of a Special Warrant itself evidenced by a Special Warrant Certificate, or otherwise, shall be construed as conferring upon a Holder any right or interest whatsoever as a shareholder of the Company, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions, except as may be provided herein or in the Special Warrant Certificates.

2.7	Issue In Substitution For Lost Special Warrant Certificate

(1)
If any of the Special Warrant Certificates become mutilated or lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.7(2), shall issue and thereupon the Trustee shall certify and deliver a new Special Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Special Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate, and the substituted Special Warrant Certificate shall be in a form approved by the Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Special Warrant Certificates issued or to be issued hereunder.

(2)
The applicant for the issue of a new Special Warrant Certificate pursuant to this section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Trustee evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen satisfactory to the Company and to the Trustee in their sole discretion, in each case acting reasonably, and such applicant will also be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Trustee in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.8	Register For Special Warrants

The Company shall cause to be kept by and at the Warrant Agency which is the principal transfer office of the Trustee in Calgary, Alberta and Toronto, Ontario and in such other place or places as the Company with the approval of the Trustee may designate, a securities register in which shall be entered the names and addresses of Holders and the other particulars, prescribed by law, of the Special Warrants held by them. The Company shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Trustee or such other registrar or registrars and at such other place or places as the Company may designate with the approval of the Trustee, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Warrant Agencies) in which shall be recorded the particulars of the transfers of Special Warrants registered in that branch register of transfers.

2.9	Transfer Of Special Warrants

(1)
Subject to subsection 2.9(2) and section 2.14 below and such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, the Special Warrants may be transferred on the register kept at the Warrant Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Trustee only upon the surrendering of the relevant Special Warrant Certificate with the transfer form forming part thereof duly completed and signed.  After receiving the surrendered Special Warrant Certificate and upon the Holder surrendering the same meeting the requirements set forth above, the Trustee shall issue to the transferee a Special Warrant Certificate representing the Special Warrants transferred.

(2)
No transfer of a Special Warrant shall be effective or shall be entered on the register kept by the Trustee unless the transferee thereof certifies in writing that: (i) (a) it is not a U.S. Person, (b) at the time of transfer it is not within the United States and (c) it is not acquiring such Special Warrant by or on behalf of a U.S. Person or a person within the United States; or (ii) the transferor has provided to the Trustee an opinion of counsel of recognized standing reasonably satisfactory to the Company, that the transfer of such Special Warrants may be effected without registration under the U.S. Securities Act. The transferee will also be required to acknowledge that it shall notify the Company prior to any exercise or deemed exercise of a Special Warrant if the representations, warranties and certifications contained in the transfer form attached to the Special Warrant Certificate, as applicable, are no longer true and correct.

(3)
No transfer of a Special Warrant shall be valid (i) unless made in accordance with the provisions hereof, (ii) until, upon compliance with such reasonable requirements as the Trustee may prescribe, such transfer is recorded on the register maintained by the Trustee pursuant to subsection (1) of this section 2.9, and (iii) until all governmental or other charges arising by reason of such transfer have been paid.

2.10	Transferee Entitled To Registration

The transferee of a Special Warrant shall, after the transfer form attached to the Special Warrant Certificate is duly completed and the Special Warrant Certificate and transfer form are lodged with the Trustee, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities legislation and requirements of regulatory authorities, be entitled to have his name entered on the register as the owner of such Special Warrant free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder of such Special Warrant, save in respect of equities of which the Company or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

No duty shall rest with the Trustee to determine compliance of the transferee or transferor of any Special Warrants with applicable securities legislation. The Trustee may assume for the purposes of this Indenture that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Special Warrants or other securities issuable upon the exercise of any Special Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.11	Registers Open For Inspection

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by the Company, the Trustee or any Holder. The Trustee shall, from time to time when requested to do so by the Company, furnish the Company with a list of the names and addresses of Holders of Special Warrants entered in the register kept by the Trustee and showing the number of Special Warrants held by each such Holder.

2.12	Ownership Of Special Warrants

(1)
The Company and the Trustee may deem and treat the registered Holder of any Special Warrant Certificate as the absolute owner of the Special Warrant represented thereby for all purposes and the Company and the Trustee shall not be affected by any notice or knowledge to the contrary, except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.  For greater certainty, subject to applicable law, neither the Company nor the Trustee shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Special Warrant, and may transfer any Special Warrant on the direction of the person registered as Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(2)
Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Special Warrants held thereby.  The exercise of the Special Warrants in accordance with the terms hereof and the receipt by any such Holder of Underlying Shares pursuant thereto shall be a good discharge to the Company and the Trustee with respect to such Special Warrants and neither the Company nor the Trustee shall be bound to inquire into the title of any such Holder except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

2.13	Exchange Of Special Warrant Certificates

(1)
Special Warrant Certificates, representing Special Warrants entitling the Holders to receive any specified number of Underlying Shares, may, prior to the Expiry Time and upon compliance with the reasonable requirements of the Trustee, be exchanged for another Special Warrant Certificate or Special Warrant Certificates entitling the Holder thereof to receive in the aggregate the same number of Underlying Shares as are issuable under the Special Warrant Certificate or Special Warrant Certificates so exchanged.

(2)
Special Warrant Certificates may be exchanged only at the Warrant Agency or at any other place that is designated by the Company with the approval of the Trustee. Any Special Warrant Certificates tendered for exchange shall be surrendered to the Trustee and shall be cancelled.

(3)
Except as otherwise herein provided, the Trustee shall charge to the Holder requesting an exchange a reasonable sum for each new Special Warrant Certificate issued in exchange for a surrendered Special Warrant Certificate(s); and payment of such charges and reimbursement to the Trustee or the Company for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14	Legended Certificates

(1)
The certificates representing the Special Warrants (and the Underlying Shares, if issued before the Expiry Time) and all certificates issued in exchange therefor or in substitution thereof prior to the Expiry Time, shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <insert date that is four (4) months and one (1) day after Closing Date>.”

And if prescribed under the TSXV Corporate Finance Manual:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL <insert date that is four (4) months and one (1) day after Closing Date>.”

(2)	(a)
The Special Warrants and the Underlying Shares have not been, and will not be, registered under the U.S. Securities Act or applicable state Securities Laws.  Each Special Warrant Certificate, and each certificate representing the Underlying Shares, originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each Special Warrant Certificate, and each certificate representing the Underlying Shares, issued in exchange therefor or in substitution thereof shall bear the following additional legend until such time as the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state Securities Laws:

“THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SANDSPRING RESOURCES LTD. (THE “CORPORATION”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES

LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF THESE SECURITIES ARE SOLD AT ANY TIME THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND, IF SO REQUIRED BY THE CORPORATION OR COMPUTERSHARE TRUST COMPANY OF CANADA, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”;

provided that if the Special Warrants or the Underlying Shares are being sold outside the United States in compliance with Rule 904 of Regulation S at a time when the Company is a “foreign issuer” as defined in of Regulation S at the time of transfer, any such legend may be removed by providing a declaration to the Trustee to the effect set forth in Schedule “B” to this Indenture (or as the Company may prescribe from time to time); and, if requested by the Company or the Trustee, an opinion of counsel of recognized standing in form and substance satisfactory to the Company and the Trustee to the effect that such sale is being made in compliance with Rule 904 of Regulation S.

(b)
If a Special Warrant Certificate bearing the legend set forth in subsection 2.14(2)(a) hereof is tendered for transfer, and the Holder thereof has not obtained the prior written consent of the Company, the Trustee shall not register such transfer unless instructed by the Company to do so. The Holder must comply with the requirements of subsection 2.9 hereof and the Holder understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer any of the Special Warrants or Underlying Shares, they may be offered, sold, pledged or otherwise transferred only (i) to the Company, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for resale of the Special Warrants or the Underlying Shares, as applicable, or (iv) any other exemption from registration under the U.S. Securities Act including Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws. The Holder further understands and agrees that in the event of a transfer pursuant to the foregoing clause (ii) or (iv), the Company and the Trustee may require a legal opinion of counsel of recognized standing reasonably satisfactory to the Company and the Trustee that such transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

(c)
If a Special Warrant Certificate not bearing the legend set forth in subsection 2.14(2)(a) hereof is tendered for transfer, the Trustee shall not register such transfer if it has reason to believe that the transferee is a U.S. Person, is in the United States or is acquiring the Special Warrants evidenced thereby for the account or benefit of a U.S. Person or a person in the United States, unless the Company has provided written instructions to the Trustee prior to such transfer to the effect that the Company believes such transfer would comply with the U.S. Securities Act or applicable state Securities Laws.

(3)
If the principal transfer office of the Trustee in the city where the Warrant Agency is situate is for any reason not available to act in connection with the exchange of Special Warrant Certificates or exercise of Special Warrants as contemplated by this Indenture, the Company and the Trustee shall arrange for another office in such city to act in connection with the exchange of Special Warrant Certificates and exercise of Special Warrants and shall give notice of the change of such office to the Holders.

2.15	Transfer of Special Warrants Represented by Global Certificates

The provisions of this Article 2 with respect to the transfer of Special Warrants represented by Global Certificates are subject to the provisions of section 2.16.

2.16	Issue of Global Certificates

(1)
The Company may, at its sole option, specify, in a written order of the Company delivered to the Trustee, that some or all of the Special Warrants are to be represented by one or more Global Certificate(s) registered in the name of the Depository or its nominee and in such event the Company shall execute and the Trustee shall certify and deliver one or more Global Certificates that shall:

(i)	represent the aggregate number of outstanding Special Warrants to be represented by such Global Certificate(s);

(ii)	be delivered by the Trustee to the Depository or pursuant to the Depository’s instructions; and

(iii)           bear a legend substantially to the following effect:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO SANDSPRING RESOURCES LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED

REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY  INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(2)
Transfers of beneficial ownership in any Special Warrant represented by a Global Certificate will be effected only (i) with respect to the interest of a Participant, through records maintained by the Depository or its nominee for such Global Certificate, and (ii) with respect to the interest of any person other than a Participant, through records maintained by Participants. Beneficial Owners who are not Participants but who desire to sell or otherwise transfer ownership of or any other interest in Special Warrants represented by such Global Certificate may do so only through a Participant.

(3)
Notwithstanding subsection 2.16(2), no Special Warrant represented by a Global Certificate may be exercised prior to the Expiry Time unless, prior to such exercise, the holder of such Special Warrant shall have (i) caused such Special Warrant to be represented by a definitive fully registered Special Warrant Certificate instead of such Global Certificate, and (ii) taken all other action necessary to exercise such Special Warrant in accordance with this Indenture.

(4)
The rights of Beneficial Owners shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Owners and must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(5)
Subject to subsection 2.16(3) and 2.16(6), neither the Company nor the Trustee shall be under any obligation to deliver to any Participant or Beneficial Owner, nor shall any Participant or Beneficial Owner have any right to require the delivery of, a certificate or other instrument evidencing any interest in Special Warrants if such Special Warrants are represented by one or more Global Certificate(s) registered in the name of the Depository or its nominee.

(6)	If any Special Warrant is represented by a Global Certificate and any of the following events occurs:

(a)
the Depository or the Company has notified the Trustee that (1) the Depository is unwilling or unable to continue as Depository or (2) the Depository ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor Depository within 90 days of delivery of such notice;

(b)
the Company has determined, in its sole discretion, with the consent of the Trustee, to terminate the book entry only system in respect of such Global Certificate and has communicated such determination to the Trustee in writing;

(c)	the Company or the Depository is required by applicable law to take the action contemplated in this subsection 2.16(6); or

(d)	the book entry only system administered by the Depository ceases to exist;

then one or more definitive fully registered Special Warrant Certificates shall be executed by the Company and certified and delivered by the Trustee to the Depository in exchange for the Global Certificate(s) held by the Depository.

Fully registered Special Warrant Certificates issued and exchanged for the Global Certificate(s) pursuant to this subsection 2.16(6) shall be registered in such names and in such denominations as the Depository shall instruct the Trustee, provided that the aggregate number of Special Warrants represented by such Special Warrant Certificates shall be equal to the aggregate number of Special Warrants represented by the Global Certificate(s) so exchanged.  Upon exchange of a Global Certificate for one or more Special Warrant Certificates in definitive form, such Global Certificate shall be cancelled by the Trustee.

(7)
Notwithstanding anything herein or in the terms of the Special Warrant Certificates to the contrary, neither the Company nor the Trustee nor any agent thereof shall have any responsibility or liability for (i) the records maintained by the Depository relating to any ownership interests or any other interests in the Special Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Special Warrant represented by any Global Certificate (other than the applicable Depository or its nominee), (ii) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest, or (iii) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

(8)
Notwithstanding anything herein or in the terms of the Special Warrant Certificates to the contrary, the Trustee, upon the sole direction of the Company, may use definitive fully registered Special Warrant Certificates in order to evidence the Special Warrants issued in accordance herewith and operating procedures of the Trustee.

ARTICLE 3
EXERCISE OR DEEMED EXERCISE OF SPECIAL WARRANTS

3.1	Rights Of Exercise Of Special Warrants

Subject to the further provisions hereof, the Special Warrants may be exercised at any time up to the Expiry Time.

3.2	Method Of Exercise Of Special Warrants

(1)
Subject to the provisions of this Article 3 and compliance by both the Company and the Holder with applicable law, the Holder of any Special Warrant may exercise the right thereby conferred on him to acquire either one (1) Underlying Share, or 1.05 Underlying Shares (in lieu of one (1) Underlying Share, as set out in subsection 2.2(1), and subject to adjustment pursuant to Article 4) in respect of each Special Warrant held without further payment (except as may be required by subsection 3.2(2)) by surrendering to the Trustee at the Warrant Agency the Special Warrant Certificate(s) held by him, if definitive fully registered Special Warrant Certificates were issued to such Holder, together with the exercise form forming part of the Special Warrant Certificate

(the “Exercise Form”) duly completed and executed by the Holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and manner satisfactory to the Trustee, acting reasonably. Other than as set out in subsection 3.2(3), a Special Warrant Certificate, if definitive fully registered Special Warrant Certificates were issued to such Holder, with the duly completed and executed Exercise Form shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Trustee at the Warrant Agency.

(2)	The Exercise Form shall be executed as set out in subsection 3.2(1) and shall specify:

(a)	the number of Underlying Shares which the Holder wishes to acquire (being not more than that number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) so surrendered); and

(b)
the person or persons in whose name or names such Underlying Shares are to be issued, the address(es) of such person(s) and the number of Underlying Shares to be issued to each such person if more than one is so specified.

If any of the Underlying Shares subscribed for are to be issued to a person(s) other than the Holder, the signature set out in the Exercise Form shall be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee, and the Holder shall pay or cause to be paid to the Company or the Trustee all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the said Underlying Shares unless or until such Holder shall have paid to the Company or the Trustee on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3)
In the event that a Holder has not exercised his Special Warrants in accordance with the provisions hereof, all Special Warrants then held by such Holder shall be deemed to be exercised and surrendered by such Holder without further action on the Holder’s part into Underlying Shares at the Expiry Time.

(4)
Notwithstanding any other provision of this Indenture, the Trustee, upon the direction of the Company, may use the book-based system of CDS in order to evidence the Underlying Shares issued in accordance herewith, in which case the appropriate modifications, including the addition of any required legends, shall be deemed to have been made to the terms of this Indenture in order to permit compliance with the operating procedures of such book-based system.

3.3	Effect Of Exercise Of Special Warrants

(1)
If the Special Warrants are duly exercised in accordance with sections 3.1 and 3.2, except a deemed exercise in accordance with subsection 3.2(3), the Underlying Shares subscribed for shall be deemed to have been issued and the person or persons to whom such Underlying Shares are to be issued shall be deemed to have become the holder or holders of record of such Underlying Shares on the Exercise Date unless the transfer registers for the Underlying Shares are closed on such date, in which case the Underlying Shares subscribed for shall be deemed to have been issued and such person or persons shall be deemed to have become the holder or holders of record of the same on the date on which such transfer registers are re-opened.

(2)
In the case of Special Warrants which are exercised in accordance with the provisions of sections 3.1 and 3.2, except a deemed exercise in accordance with subsection 3.2(3), and where definitive fully registered Special Warrant Certificates were issued, within five Business Days after the Exercise Date of such Special Warrants, the Company shall cause to be mailed to the person in whose name the Underlying Shares so subscribed for are to be delivered, as specified in the Exercise Form, at the address specified in such Exercise Form, or, if so specified in such Exercise Form, cause to be held for such person for pick-up at the Warrant Agency, certificates representing the Underlying Shares to be issued pursuant to such Exercise Form, registered in such name.

(3)
In the case of Special Warrants which are deemed to be exercised pursuant to subsection 3.2(3), and where definitive fully registered Special Warrant Certificates were issued, within five Business Days after the Exercise Date, the Company shall cause to be mailed, unless otherwise instructed by the Company, to the address of the Holder of the Special Warrants so exercised last appearing on the register of Holders maintained by the Trustee pursuant to section 2.8, certificates representing the Underlying Shares to be issued pursuant to any such exercise of Special Warrants, registered in the name of such Holder.

3.4	Partial Exercise Of Special Warrants

(1)
The Holder of any Special Warrants, who exercise prior to the Expiry Time, may exercise his right to acquire Underlying Shares in part and may thereby acquire a number of Underlying Shares less than the aggregate number which he is entitled to acquire pursuant to the Special Warrant Certificate(s) surrendered in connection therewith, where definitive fully registered Special Warrant Certificates were issued. In the event of any acquisition of a number of Underlying Shares less than the number which the Holder is entitled to acquire, he shall, upon exercise thereof, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) representing the balance of the Underlying Shares which he was entitled to acquire pursuant to the surrendered Special Warrant Certificate(s) and which were not then acquired.

(2)
Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Company shall not be required, upon the exercise of any Special Warrants, to issue fractions of Underlying Shares or to distribute certificates which evidence the same. Any fractional Underlying Shares to which a Holder is entitled shall be aggregated to form whole Underlying Shares with any remaining fractional Underlying Shares rounded down to a whole Underlying Share.

3.5	Cancellation Of Special Warrants

All Special Warrant Certificates surrendered to the Trustee pursuant hereto (including those deemed exercised and surrendered under subsection 3.2(3)) shall be cancelled and, after the expiry of any period of retention prescribed by law, destroyed by the Trustee, and the Trustee shall furnish the Company on request with a destruction certificate identifying the Special Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby and the number of Underlying Shares which could have been or were acquired pursuant to each destroyed Special Warrant Certificate.

3.6	Special Warrants Void After the Expiry Time

No Holder shall have any further rights under this Indenture or the Special Warrant Certificates (other than the right to receive Underlying Shares in respect of Special Warrants duly exercised or deemed to be exercised prior to or at the Expiry Time, as the case may be) after the Expiry Time and the Special Warrants shall thereafter be null, void and of no effect.

3.7	Accounting And Recording

(1)
The Trustee shall promptly account to the Company with respect to Special Warrants exercised.  Any securities or other instruments, from time to time received by the Trustee, shall be received in trust for, and shall be segregated and kept apart by the Trustee in trust for, the Company.

(2)
The Trustee shall record the particulars of Special Warrants exercised, which shall include the names and addresses of the Persons who become holders of Underlying Shares on exercise and the Exercise Date. Within five Business Days of each Exercise Date, the Trustee shall provide such particulars in writing to the Company, including the number of Underlying Shares issued as a result of the exercise.

3.8	Securities Restrictions

(1)
Notwithstanding anything herein contained, Underlying Shares shall only be issued by the Company (upon exercise or deemed exercise of the Special Warrants) in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Special Warrants are exercised pursuant to sections 3.1 and 3.2 prior to the Expiry Time, the certificates representing the Underlying Shares thereby issued shall bear such legends as may, in the opinion of counsel to the Company, be necessary in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid a violation of any such laws, or the Holder of any such legended certificate, at the Holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company and the Trustee (which may include an opinion of counsel satisfactory to the Company and the Trustee) to the effect that such Holder is entitled to sell or otherwise transfer such Underlying Shares in a transaction in which such legends are not required such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

(2)
Upon exercise of the Special Warrants (other than a deemed exercise pursuant to the terms of this Indenture), or transfer of the Special Warrants, the Holder shall be required to represent, warrant and certify that the representations, warranties and certifications set forth in the subscription agreement related to the purchase of such Special Warrants shall be true and correct as of the date thereof.

(3)
In the event that the Special Warrants are exercised or deemed to be exercised by a Holder, or deemed to be exercised by a Holder, who is a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, the certificates evidencing the Underlying Shares shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SANDSPRING RESOURCES LTD. (THE “CORPORATION”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL

LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF THESE SECURITIES ARE SOLD AT ANY TIME THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND, IF SO REQUIRED BY THE CORPORATION OR COMPUTERSHARE TRUST COMPANY OF CANADA, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

(4)
All certificates representing the Underlying Shares issued upon the exercise or deemed exercise of the Special Warrants which bear the U.S. legend set forth in subsection 2.14(2)(a) shall bear the U.S. legend.

ARTICLE 4
ADJUSTMENT OF NUMBER OF UNDERLYING SHARES

4.1	Adjustment upon Common Share Reorganization or Capital Reorganization

The acquisition rights in effect at any date attaching to the Special Warrants shall be subject to adjustment from time to time as follows:

(1)	If, at any time prior to the Expiry Time, the Company:

(a)	subdivides, redivides or changes its then the outstanding Common Shares into a greater number of shares; or

(b)	consolidates, reduces or combines its then outstanding Common Shares into a lesser number of shares; or

(c)
issues Common Shares or Convertible Securities to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course);

(any such event being herein called a “Common Share Reorganization”), then the number of Underlying Shares that a Holder is entitled to upon exercise shall be adjusted, effective immediately after the effective date or record date at which holders of Common Shares are determined for the purposes of the Common Share Reorganization, by multiplying the number of Underlying Shares that a holder was entitled to receive upon exercise of Special Warrants immediately prior to such effective date or record date by a fraction of which:

(a)
the numerator shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization, including, without limitation, in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would have been outstanding if such securities had been exchanged for or converted into Common Shares on such date; and

(b)	the denominator shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

(2)
To the extent that any adjustment in the number of Underlying Shares issuable upon exercise of the Special Warrants occurs pursuant to subsection 4.1(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the number of Underlying Shares to which a Holder is entitled on the exercise of his Special Warrants shall be readjusted immediately after the expiration of any relevant exchange or conversion right to the number of Underlying Shares to which such Holder is entitled on the exercise of his Special Warrants which would then be in effect based upon the number of Underlying Shares actually issued and remaining issuable after such expiration.

(3)	(a)	If, at any time prior to the Expiry Time, the following occurs:

(i)	a reclassification or redesignation of the Common Shares or any other capital reorganization; or

(ii)
a consolidation, merger or amalgamation of the Company with or into any other corporation which results in the cancellation, reclassification or redesignation of the Common Shares or a change or conversion of the Common Shares into other shares or securities or the transfer of all or substantially all of the assets of the Company to another corporation or entity or the Company being controlled (within the meaning of the Income Tax Act (Canada)) by another corporation or entity;

(any such event being herein called a “Capital Reorganization”), then, immediately upon the effective time of such Capital Reorganization and at all times thereafter, a Holder who exercises his right to acquire Underlying Shares shall be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Underlying Shares to which he was theretofore entitled upon exercise of his Special Warrants the kind and aggregate number of shares or other securities or property of the Company or of the Company or other entity resulting from such Capital Reorganization or any other corporation that a Holder would have been entitled to be issued and receive upon such Capital Reorganization if, immediately prior to the effective time thereof, such Holder had been the registered holder of the number of Underlying Shares to which he was theretofore entitled upon exercise of his Special Warrants.

(b)
If necessary as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this section with respect to the rights and interest thereafter of the Holders to the end that the provisions set forth in this section shall thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares or other securities or property thereafter issuable and deliverable upon the exercise of the Special Warrants. Any such adjustment shall be made by and set forth in an agreement supplemental hereto approved by the Board of Directors and by the Holders.

(c)	The Company shall not complete or facilitate a Capital Reorganization if the effect of such transaction is that:

(i)
all or substantially all of the assets of the Company become the property of, or are under the control of, or the Company is controlled (within the meaning of the Income Tax Act (Canada)) by another person (an “Acquiring Person”); and

(ii)	holders of Common Shares receive any other security in replacement of, or in addition to, or in consideration for their Common Shares;

unless, at or prior to the effective time of such Capital Reorganization, the Acquiring Person agrees to be bound by the terms of this Indenture by executing and delivering such supplemental indenture, warrant or other document as may be satisfactory to the Company, acting reasonably.

4.2	Adjustment Upon Rights Offering

(1)	(a)
If and whenever at any time from the date hereof and prior to the Expiry Time, the Company fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of not more than 45 days from such record date at a price per share, or at a conversion price per share, of less than 95% of the Market Price on such record date (any such issuance being herein called a “Rights Offering” and the Common Shares that may be acquired in exercise of the Rights Offering, or upon conversion of the Convertible Securities offered by the Rights Offering, being herein called the “Offered Shares”), the number of Underlying Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the applicable record date to a number that is the product of (1) the number of Underlying Shares issuable upon the exercise of a Special Warrant  in effect on the record date and (2) a fraction:

(i)
the numerator of which shall be the sum of (a) the number of Common Shares outstanding on the record date plus (b) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(ii)	the denominator of which shall be the sum of:

(A)	the number of Common Shares outstanding on the record date; and

(B)
the number arrived at when (I) either the product of (a) the number of Offered Shares so offered and (b) the price at which those shares are offered, or the product of (c) the conversion price thereof and (d) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (II) the Market Price of the Common Shares on the record date.

(b)
Any Offered Shares owned by or held for the account of the Company or a Subsidiary shall be deemed not to be outstanding for the purpose of any such computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the number of Underlying Shares issuable upon exercise of a Special Warrant shall be readjusted to number in effect immediately prior to the record date, and such number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities that are convertible into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(2)	(a)
If and whenever at any time from the date hereof and prior to the Expiry Time, the Company issues or distributes to all or substantially all the holders of Common Shares, (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other cash, securities or other property or assets and that issuance or distribution does not constitute a dividend paid in the ordinary course or is not adjusted pursuant to subsection 4.1(2) or a Rights Offering (any of those non-excluded events being herein called a “Special Distribution”), the number of Underlying Shares issuable upon exercise of a Special Warrant shall be adjusted effective immediately after the record date at which the Holders of Underlying Shares are determined for purposes of the Special Distribution to a number that is the product of (1) the number of Underlying Shares issuable upon exercise of a Special Warrant in effect on the record date and (2) a fraction:

(i)
the numerator of which shall be the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Market Price thereof on that date; and

(ii)	the denominator of which shall be:

(A)
the product of (I) the sum of the number of Common Shares outstanding on the record date plus the number of Underlying Shares which the Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (II) the Market Price thereof on the earlier of such record date and the date on which the Company announces its intention to make such Special Distribution;

less

(B)
the aggregate fair market value, as determined by the Board of Directors, at the time the Special Distribution is made, and whose determination shall be conclusive, absent manifest error, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(b)
Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation; to the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the number of Underlying Shares issuable upon exercise of a Special Warrant shall be readjusted to the number that would then be in effect based upon shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.3	Entitlement To Shares And Other Securities On Exercise Of Special Warrants

All shares of any class or other securities which a Holder is at the time in question entitled to receive on the exercise of his Special Warrants, whether or not as a result of adjustments made pursuant to this Article 4, shall, for the purposes of the interpretation of this Indenture, be deemed to be shares or other securities which such Holder is entitled to acquire pursuant to such Special Warrants.

4.4	No Adjustment for Stock Options, etc.

Notwithstanding anything in subsection 2.2(1) or this Article 4, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares, rights, options, warrants or securities exchangeable or convertible into Common Shares, is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Company, or being made to satisfy existing instruments issued and outstanding as of the date of this Indenture.

4.5	Determination by Company’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 4, such question shall be conclusively determined by the Company’s Auditors or if they are unwilling or unable to act, by such other firm of independent accountants as may be selected by the Directors, and they shall have access to all necessary records of the Company, and such determination shall be binding upon the Company, the Trustee, all Holders and all other persons interested therein.

4.6	Proceedings Prior To Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Underlying Shares which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company has sufficient authorized capital and that the Company may validly and legally issue as fully-paid and non-assessable all the shares, warrants and other securities which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

4.7	Action Requiring Adjustment

If after the date hereof, the Company takes any action affecting the Common Shares, other than the actions described in this Article 4, which, in the opinion of the Directors or the Trustee would materially affect the rights of the Holders and/or the acquisition rights of the Holders, then that number of Underlying Shares which are to be received upon the exercise of the Special Warrants shall be adjusted in such manner, if any, and at such time, by action of the Directors, in their discretion as they may reasonably determine to be equitable to the Holders in such circumstances, subject to the prior consent of the TSXV or any other exchange on which the Company’s securities are then listed.

4.8	Certificate Of Adjustment

The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Article 4, deliver a certificate of the Company to the Trustee and to the Holders specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.9	Notice Of Special Matters

The Company covenants with the Trustee that, so long as any Special Warrant remains outstanding, it shall send notice to the Trustee and to the Holders in accordance with Article 10 of any intention to fix a record date that is prior to the Expiry Time for the issuance of rights, options or warrants (other than the Special Warrants) to all or substantially all the holders of its outstanding Common Shares.  Such notice shall specify the particulars of such event and the record date for such event, provided that the Company shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given.  The notice shall be sent in each case not less than 14 days prior to such applicable record date.

4.10	No Action After Notice

The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the Holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notices set forth in section 4.9.

4.11	Protection Of Trustee

The Trustee:

(1)
shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 4, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(2)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Underlying Shares or any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Special Warrant;

(3)
shall not be responsible for any failure of the Company to issue, transfer or deliver Underlying Shares or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(4)
shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Company.

4.12	Adjustments Cumulative

The adjustments provided in this Article 4 shall be cumulative and such adjustments shall be made successively whenever an event referred to herein shall occur.

ARTICLE 5
PURCHASES BY THE COMPANY

5.1	Optional Purchase By The Company

Subject to compliance with securities legislation and approval of applicable regulatory authorities, the Company may from time to time purchase by private contract or otherwise, any of the Special Warrants.  Any such purchase shall be made at the lowest price or prices at which such Special Warrants are then obtainable (and agreed by the sellers of such Special Warrants), plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Company and the sellers of such Special Warrants may agree.  The Special Warrant Certificates representing Special Warrants purchased pursuant to this section 5.1 shall forthwith be delivered to and cancelled by the Trustee. No Special Warrants shall be issued in replacement thereof.

ARTICLE 6
COVENANTS OF THE COMPANY

6.1	Issuance Of Underlying Shares

The Special Warrants, when issued and countersigned as herein provided, shall be valid and enforceable against the Company and, subject to the provisions of this Indenture, the Company shall cause the Underlying Shares to be acquired pursuant to the exercise of Special Warrants under this Indenture and the certificates representing such Underlying Shares to be duly issued and delivered in accordance with the Special Warrant Certificates and the terms hereof.  At all times prior to the Expiry Time, while any of the Special Warrants are outstanding, the Company shall reserve and there shall be conditionally allotted but unissued out of its authorized capital that number of Common Shares sufficient to enable the Company to meet its obligations hereunder. All Underlying Shares issued pursuant to the exercise or deemed exercise of the Special Warrants shall be issued as fully paid and non-assessable. The Company shall make all requisite filings, and pay all applicable fees, under applicable Securities Laws to report the exercise or deemed exercise of the Special Warrants.

6.2	No Amendment to Common Shares

So long as any Special Warrants are outstanding, the Company shall not amend the attributes of the Common Shares unless consented to by the Holders by Extraordinary Resolution.

6.3	Preparation of Prospectus

The Company shall use its reasonable best efforts to:

(1)
file in the provinces of Ontario, British Columbia and Alberta a preliminary prospectus qualifying the issuance and distribution of the Underlying Shares issuable on the exercise or deemed exercise of the Special Warrants;

(2)	resolve all comments received or deficiencies raised by the various securities regulatory authorities as expeditiously as possible; and

(3)
obtain the Final Receipt qualifying the distribution of the Underlying Shares as soon as possible after such regulatory comments and deficiencies have been resolved and in no event later than the Qualification Deadline, and will, in the event the Final Receipt has not been obtained prior to the Qualification Deadline, continue to use its reasonable best efforts to obtain the Final Receipt thereafter to qualify that number of Underlying Shares adjusted pursuant to section 2.2(1).

6.4	Notice of Final Receipt

Upon obtaining the Final Receipt, the Company shall, as soon as practicable, but in any event no later than three Business Days after obtaining the Final Receipt:

(1)
give notice to the Trustee by facsimile or courier to the address of the Trustee set out in Article 10 of the obtainment of all the Final Receipts and the Qualification Date with confirmation of no adjustment pursuant to Article 4, and the Company shall send to the Trustee a copy of the Prospectus together with copies of the Final Receipt in respect thereof that have been issued by the applicable securities commissions; and

(2)
cause a copy of the Prospectus to be sent to each Holder who is resident within a jurisdiction where the Final Receipt has been obtained and who still holds Special Warrants as of such date, in accordance with section 10.2 hereof.

6.5	To Pay Trustee Remuneration and Expenses

The Company covenants that it shall pay to the Trustee from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Trustee hereunder shall be finally and fully performed, except any such expenses, disbursement or advance as may arise out of or result from the Trustee’s gross negligence, wilful misconduct or fraud.  The Trustee shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees.

6.6	To Perform Covenants

The Company shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.

6.7	Trustee May Perform Covenants

If the Company shall fail to perform any of its covenants contained in this Indenture, the Trustee shall notify the Holders of such failure on the part of the Company, upon receipt of written notice from the Company of such failure to perform, or may itself perform any of the covenants capable of being performed by it but, subject to Article 11, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Trustee in so doing shall be repayable as provided in section 6.5. No such performance, expenditure or advance by the Trustee shall relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

6.8	Reporting Issuer Status

As long as the Special Warrants remain outstanding, the Company shall use its reasonable best efforts to maintain its “reporting issuer” or equivalent status in each of the Qualifying Jurisdictions.

The Company will use its reasonable best efforts to maintain the listing of the Common Shares on the TSXV or such other recognized stock exchange or quotation system until the Expiry Date so long as the Company meets the minimum listing requirements of the TSXV or such other exchange or quotation system and will use its reasonable best efforts to ensure the Underlying Shares will be listed and posted for trading on such exchange simultaneously with or as soon as practicable following their issue. Notwithstanding the foregoing, the Company may participate in a merger or business combination transaction which the Board of Directors determines to be in the best interest of the Company and following which the Company is not listed on the TSXV, provided that in all cases such transaction complies with section 8.1.

6.9	Foreign Issuer Status

The Company covenants that, in the event that it shall begin or cease to file as a “foreign issuer” with the U.S. Securities and Exchange Commission,  the Company shall promptly deliver to the Trustee an Officer’s Certificate (in a form provided by the Trustee) certifying such “reporting issuer” status in the United States and other information as the Trustee may require at such given time.

6.10	Solicitation of Special Warrant Exercise

The Company agrees not to pay any commission or other remuneration directly or indirectly for soliciting the exercise of Special Warrants.

6.11	Contractual Right of Action for Rescission

The Company covenants with the Trustee to provide a right of rescission to each Holder as hereinafter set forth, which right shall be exercisable either by the Trustee on behalf of a Holder at their direction or by a Holder directly:

In the event that a holder of Special Warrants, who acquires Underlying Shares upon exercise of the Special Warrants, is or becomes entitled under applicable Canadian Securities Laws to the remedy of rescission by reason of the Prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder’s exercise of its Special Warrants but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Underwriters or the Company, as the case may be, on the acquisition of the Special Warrants. In the event that such holder is a permitted assignee of the interest of the original Subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee were such original Subscriber. The foregoing is in addition to any other right or remedy available to a holder of the Special Warrants under section 130 of the Securities Act (Ontario), under the applicable provisions of the other Canadian Securities Laws or otherwise at law.  The foregoing contractual rights of action for rescission shall be subject to the defence described under section 130(2) of the Securities Act (Ontario) which is incorporated herein by reference, mutatis mutandis.

ARTICLE 7
ENFORCEMENT

7.1	Suits By Holders of Special Warrants

Subject to section 9.11, all or any of the rights conferred upon any Holder by any of the terms of the Special Warrant Certificates or this Indenture may be enforced by the Holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Holders.

7.2	Waiver of Default

Upon the occurence of any default hereunder:

(1)
the Holders of not less than 51% of the Special Warrants then outstanding shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Trustee to waive any default hereunder and the Trustee shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(2)
the Trustee shall have the power to waive any default hereunder upon such terms and conditions as the Trustee may deem advisable, if, in the Trustee’s opinion, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Trustee or of the Holders, as applicable, to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Trustee or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder or the rights resulting therefrom.

ARTICLE 8
SUCCESSOR CORPORATIONS

8.1	Certain Requirements

Prior to the exercise or deemed exercise of the Special Warrants, the Company shall not, directly or indirectly, sell, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety to any other corporation and shall not amalgamate (except with a wholly-owned Subsidiary) or merge with or into any other corporation (any such other corporation being herein referred to as a “Successor Corporation”) unless:

(1)
the Successor Corporation executes, before or contemporaneously with the consummation of any such transaction, an indenture supplemental hereto together with such other instruments as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the Successor Corporation of the due and punctual observance and performance of all the covenants and obligations of the Company under this Indenture; and

(2)
such transaction shall be to the satisfaction of the Trustee, acting reasonably, and in the opinion of Counsel, be upon such terms so as to substantially preserve and not impair in any material respect the rights and powers of the Trustee or of the Holders hereunder.

8.2	Vesting Of Powers In Successor

Whenever the conditions of section 8.1 have been duly observed and performed, the Successor Corporation shall possess and from time to time may exercise each and every right and power of the Company under this Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the Directors or officers of such Successor Corporation.

ARTICLE 9
MEETINGS OF HOLDERS OF SPECIAL WARRANTS

9.1	Right To Convene Meeting

The Trustee may at any time and from time to time and shall on receipt of a written request of the Company or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing, within seven days after receipt of any such Holders’ request and such indemnity and funding, to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Calgary, Alberta or Toronto, Ontario, or at such other place as may be approved or determined by the Trustee.

9.2	Notice Of Meetings

At least 21 days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Trustee unless the meeting has been called by it and to the Company unless the meeting has been called by it.  Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

9.3	Chairman

An individual (who need not be a Holder) designated in writing by the Trustee, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose an individual present to be chairman.

9.4	Quorum

Subject to section 9.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and entitled to acquire at least 10% of the aggregate number of Underlying Shares which could be acquired pursuant to the exercise of all of the then outstanding Special Warrants, provided that at least two Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting.  At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not be entitled to acquire at least 10% of the Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

9.5	Power To Adjourn

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show Of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Holders and/or proxies for Holders, a poll must be taken in such manner and either at once or after an adjournment, as the chairman directs. Questions other than Extraordinary Resolutions shall, if a poll is taken, be decided by a majority of the votes cast on the poll.

9.8	Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll, each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each Underlying Share to which that Person is entitled to acquire pursuant to the Special Warrant(s) held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Special Warrant, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Special Warrants of which they are joint Holders. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of any Special Warrants held or represented by him, but shall not have a second or deciding vote.

9.9	Regulations

(1)	The Trustee or the Company with the approval of the Trustee, may from time to time make or vary or restate such regulations as it shall from time to time determine fit regarding the following:

(a)
providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(b)
for the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(c)
for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(d)	generally, the calling of meetings of Holders and the conduct of business thereat.

(2)
Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to section 9.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.10	Company And Trustee May Be Represented

The Company and the Trustee, by their respective officers or directors, and the legal advisers of the Company and the Trustee, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Special Warrants held by them or otherwise.

9.11	Powers Exercisable By Extraordinary Resolution

Subject to applicable law and the rules and regulations of any stock exchange having jurisdiction, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(1)
to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders and/or the Trustee against the Company, or against its property, whether such rights arise under this Indenture or the Special Warrant Certificates or otherwise;

(2)
to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Special Warrant Certificates which must be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(3)
to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if section 8.1 has been complied with;

(4)
to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(5)	to waive and direct the Trustee to waive any default of the Company hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution; and

(6)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders.

9.12	Meaning of “Extraordinary Resolution”

(1)
The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who are entitled to acquire at least 10% of the aggregate number of Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants and passed by the affirmative votes of the Holders entitled to acquire at least 66 2/3% of the aggregate number of Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants represented at the meeting and voted on a poll upon such resolution.

(2)
If, at any such meeting, the Holders entitled to acquire at least 10% of the Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 7 and not more than 45 days later, and to such place and time as may be determined by the chairman. Not less than two days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10.  Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders entitled to acquire at least 10% of the Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(3)	Votes on an Extraordinary Resolution will be determined by a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

9.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

9.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Company, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

9.15	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders entitled to acquire at least 66 2/3% of the Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

9.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with section 9.15 shall be binding upon all the Holders of Special Warrants, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 10
NOTICES

10.1	Notice to the Company and the Trustee

(1)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Trustee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by facsimile transmission:

if to the Company, to:

Sandspring Resources Ltd.
8000 South Chester Street, Suite 375
Centennial, Colorado
80112

Attention:             Richard Munson, Chief Executive Officer
Fax:                      (303) 480-1449

with a copy to:

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario  M5H 3C2

Attention:           Jay Goldman
Fax:                   (416) 644-9337

if to the Trustee, to:
Computershare Trust Company of Canada
600, 530 – 8th Avenue SW
Calgary, Alberta  T2P 3S8

Attention:           Manager, Corporate Trust
Fax No.:             (403) 267-6598

and to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1

Attention:            Manager, Corporate Trust
Fax No.:              (416) 981-9777

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by facsimile transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(2)
The Company or the Trustee, as the case may be, may from time to time notify the others in the manner provided in subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Trustee, as the case may be, for all purposes of this Indenture.

10.2	Notice to Holders of Special Warrants

Except as herein otherwise expressly provided and subject to section 10.3, any notice required or permitted to be given to Holders under the provisions of this Indenture shall be deemed to be validly given if personally delivered or if sent by ordinary mail to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.3	Mail Service Information

(1)
If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Trustee or the Company would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(a)
in the case of the Trustee or the Company, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with section 10.1 by facsimile or other means of prepaid transmitted or recorded communication; and

(b)	in the case of Holders, published once (i) in the national edition of The Globe & Mail; and (ii) in such other place or places and manner, if any, as the Trustee may require.

(2)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to subsection 10.3(1).

ARTICLE 11
CONCERNING THE TRUSTEE

11.1	Trust Indenture Legislation

(1)
The expression “Indenture Legislation” means the provisions, if any, of the Business Corporations Act (Ontario) and any other statute of Canada or any province or territory thereof, and of any regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations under trust indentures, to the extent that such provisions may at the time be in force and applicable to this Indenture or the Company.

(2)
The Company and the Trustee agree that each shall at all times in relation to this Indenture and in relation to any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

(3)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

11.2	No Conflict of Interest

The Trustee represents to the Company that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder. In the event of a material conflict of interest arising in the Trustee’s role as fiduciary hereunder the Trustee shall, as soon as practicable but in any case within 20 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor trustee approved by the Company.  Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.3	Replacement of Trustee

(1)
The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company at least 45 days notice in writing or such shorter notice as the Company may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Trustee and to appoint a new trustee.  If the Trustee resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Trustee or any Holder may apply to a judge of a court having jurisdiction, on such notice as such Judge may direct, for the appointment of a new trustee; but any new trustee so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Holders. Any new trustee appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by the applicable trust indenture legislation of any other province or territory, in that other province or territory, and must be a corporation which is independent of the Company and has no material conflict of interest. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(2)
Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party or any corporation succeeding to the trust business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.

11.4	Evidence, Experts and Advisers

(1)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Indenture Legislation or as the Trustee may reasonably require by written notice to the Company.

(2)
In the exercise of its rights and duties hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Trustee pursuant to any provision hereof or any Indenture Legislation or pursuant to a request of the Trustee, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Trustee in good faith believes to be genuine.

(3)
Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

(4)
The Trustee may, at the expense of the Company employ or retain such counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Trustee.

11.5	Trustee May Deal in Securities

Subject to section 11.2, the Trustee may buy, sell, lend upon and deal in securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

11.6	Trustee Not Ordinarily Bound

Except as otherwise specifically provided herein, the Trustee shall not, subject to the provisions of Indenture Legislation, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein imposed upon the Company or of the covenants on the part of the Company herein contained.

11.7	Trustee Not Required To Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.8	Trustee Not Required To Give Notice Of Default

The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

11.9	Acceptance Of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.10	Duties Of Trustee

The Trustee, in exercising its powers and discharging its duties hereunder, shall:

(1)	act honestly and in good faith with a view to the best interests of the Holders; and

(2)	exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

11.11	Actions By Trustee

(1)	Subject only to section 11.10, the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Holders hereunder shall be conditional upon the Holders delivering to the Trustee:

(a)	a Holder’s Request or Extraordinary Resolution directing the Trustee to take such act, action, or proceeding;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)
an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(2)
None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3)
The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Trustee the Special Warrants held by them, for which Special Warrants the Trustee shall issue receipts.

11.12	Protection Of Trustee

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(1)
the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in section 11.2 or in the certificate of the Trustee on the Special Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(2)
nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(3)	the Trustee shall not be bound to give notice to any person or persons of the execution hereof.

11.13	Indemnification Of The Trustee

The Trustee shall at all times be indemnified and saved harmless by the Company from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated hereby, legal fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee.  The foregoing provisions of this section do not apply to the extent that in any circumstances there has been acts of gross negligence, wilful misconduct, or fraud by the Trustee.  This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Trustee.

11.14	Third Party Interests

Each Party hereby represents to the Trustee that any account to be opened by, or interest to held by the Trustee in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

11.15	Not Bound To Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

11.16	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 12
SUPPLEMENTAL INDENTURES

12.1	Supplemental Indentures

(1)
From time to time the Trustee and, when authorized by a resolution of its Directors, the Company may, subject to the provisions hereof, and they shall, when required by this Indenture, execute, acknowledge and deliver, by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	adding to the covenants of the Company herein contained for the protection of the Holders in addition to those herein specified;

(b)
making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that the Trustee shall be of the opinion, relying on the opinion of Counsel, that such provisions shall not be prejudicial to the interests of the Holders;

(c)
adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates and making any modification in the form of the Special Warrant Certificate which does not affect the substance thereof;

(d)
evidencing the succession, or successive successions, of other corporations to the Company and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 9;

(f)	setting forth adjustments in the application of the provisions of Article 4; and

(g)	for any other purpose not inconsistent with the terms of this Indenture, provided that such purpose is not prejudicial to the rights of the Trustee or Holders, based on the opinion of Counsel.

(2)
The Trustee may also, without the consent or concurrence of the Holders, by supplemental Indenture or otherwise, concur with the Company in making any changes or corrections in this Indenture which it has been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of the Trustee, relying on the opinion of Counsel, the rights of the Trustee and of the Holders are in no way prejudiced thereby.

ARTICLE 13
GENERAL PROVISIONS

13.1	Execution

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

13.2	Formal Date

This Indenture may be referred to as bearing the formal date March 26, 2010 irrespective of the actual date of execution hereof.

13.3	Satisfaction And Discharge Of Indenture

Upon the earlier of:

(1)	the date by which there shall have been delivered to the Trustee for exercise or destruction all Special Warrant Certificates theretofore certified hereunder; or

(2)	the Expiry Time;

and if all certificates representing Underlying Shares, if any, required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Trustee in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Trustee, on demand of and at the cost and expense of the Company and upon delivery to the Trustee of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute instruments as requested by the Company acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Trustee by the Company hereunder shall remain in full force and effect and survive the termination of this Indenture.

13.4	Provisions Of Indenture And Special Warrants For The Sole Benefit Of Parties And Holders

Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

SANDSPRING RESOURCES LTD.
Per:	(signed) “Richard A. Munson”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(signed) “Trisha Beaton”
Authorized Signing Officer

Per:	(signed) “Dan Sander”
Authorized Signing Officer

SCHEDULE “A”

FORM OF SPECIAL WARRANT CERTIFICATE

SPECIAL WARRANT CERTIFICATE

SANDSPRING RESOURCES LTD.
(Incorporated under the laws of the Province of Alberta)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <insert date that is four (4) months and one (1) day after Closing Date>.”

[Include the following legend if prescribed under the TSXV Corporate Finance Manual.]

[WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL <insert date that is four (4) months and one (1) day after Closing Date>.]

[Include the following legend if the book-based system of CDS is used.]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO SANDSPRING RESOURCES LTD. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY  INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD TRANSFER OR DEAL WITH THIS CERTIFICATE..]

[Include the following legend on Special Warrant Certificates issued to or for the account or benefit of a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended, or a person in the United States, and each Special Warrant Certificate issued in exchange thereof or in substitution thereof.]

[THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO SANDSPRING RESOURCES LTD. (THE “CORPORATION”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND

REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF THESE SECURITIES ARE SOLD AT ANY TIME THE CORPORATION IS A “FOREIGN ISSUER” AS DEFINED IN RULE 902 UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE, BEARING NO LEGEND, THE DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN FORM SATISFACTORY TO THE CORPORATION AND COMPUTERSHARE TRUST COMPANY OF CANADA TO THE EFFECT THAT THE SALE OF THE SECURITIES IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND, IF SO REQUIRED BY THE CORPORATION OR COMPUTERSHARE TRUST COMPANY OF CANADA, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.]

No. SW - ●
●
SPECIAL WARRANTS entitling the Holder (as defined below) to acquire, subject to adjustment, one (1) Common Share (as defined below), or 1.05 Common Shares, as described below, of Sandspring Resources Ltd. (the “Corporation”) for each Special Warrant (as defined below) represented hereby.

THIS SPECIAL WARRANT CERTIFICATE IS TO CERTIFY that, for value received,

●
(herein referred to as the “Holder”)

is the registered holder of the number of special warrants of the Corporation (the “Special Warrants”) stated above and, subject to adjustment and penalty provisions as set forth in the Special Warrant Indenture (as defined below), is entitled to acquire without payment of any additional consideration:

(a)
at any time after the date hereof and up until 5:00 p.m. (Toronto time) on the date that is the earlier of (i) <insert date that is four (4) months and one (1) day after Closing Date>, and (ii) the third Business Day after the date on which a receipt is issued by the last of the securities commissions or comparable regulatory authorities in each of the jurisdictions in which a (final) prospectus of the Corporation will be filed to qualify the distribution of the Underlying Shares (as defined below) (the “Qualification Date”), for each Special Warrant represented hereby, one (1) common share of the Corporation (an “Underlying

Share”); or

(b)
in the event that the Qualification Date does not occur prior to 5:00 p.m. (Toronto time) on the date that is 45 days immediately following the Closing Date (the “Qualification Deadline”), any Special Warrants exercised or deemed to be exercised following the Qualification Deadline shall thereafter entitle the Holder to receive 1.05 Underlying Shares (in lieu of one (1) Underlying Share), all in the manner and subject to the restrictions and adjustments set forth in the Special Warrant Indenture.

Any capitalized term in this Special Warrant Certificate that is not otherwise defined herein, shall have the meaning ascribed thereto in the Special Warrant Indenture.

The Special Warrants represented by this Special Warrant Certificate are issued or issuable in fully registrable form only under the provisions of the special warrant indenture (which special warrant indenture together with all other instruments ancillary thereto is referred to herein as the “Special Warrant Indenture”) dated as of March 26, 2010 between the Corporation and Computershare Trust Company of Canada (the “Trustee”). Reference is hereby made to the Special Warrant Indenture for a full description of the rights of the holders of the Special Warrants, the Corporation and the Trustee in respect thereof, and the terms and conditions upon which the Special Warrants evidenced hereby are issued and held, all to the same effect as if the provisions of the Special Warrant Indenture were herein set forth. By acceptance of this Special Warrant Certificate, the Holder assents to all provisions of the Special Warrant Indenture. To the extent that the terms and conditions set forth in this Special Warrant Certificate conflict with the terms and conditions of the Special Warrant Indenture, the Special Warrant Indenture shall prevail. The Corporation will furnish to the Holder, upon request and without charge, a copy of the Special Warrant Indenture.

In the event that, prior to 5:00 p.m. (Toronto time) on the date that is the earlier of the third Business Day after the Qualification Date and <insert date that is four (4) months and one (1) day after Closing Date>, the Holder has not exercised the Special Warrants represented hereby, all of the Special Warrants represented by this Special Warrant Certificate shall be deemed to have been exercised on behalf of, and without any required action on the part of, the Holder (a “Deemed Exercise”) at 5:00 p.m. (Toronto time) on the earlier of (i) the third Business Day after the Qualification Date; and (ii) <insert date that is four (4) months and one (1) day after Closing Date>.

Upon exercise or Deemed Exercise, the Special Warrants so exercised shall be void and of no value or effect.

Certificates representing the Underlying Shares (reflecting any adjustments as provided herein and in the Special Warrant Indenture) shall, within five Business Days after the Exercise Date, be mailed by the Trustee, unless otherwise instructed by the Company, to the address of the Holder thereof last appearing on the register of Holders maintained by the Trustee.

Except in the event of a Deemed Exercise, the right to acquire the Underlying Shares may only be exercised by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto; and

(b)	surrendering this Special Warrant Certificate to the Trustee at the principal transfer office of the Trustee in Calgary, Alberta or Toronto, Ontario.

Except in the event of a Deemed Exercise, the Special Warrants represented by this Special Warrant Certificate shall be deemed to be surrendered only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Trustee at the offices referred to above.

If the Special Warrants represented by this Special Warrant Certificate are exercised by the Holder prior to 5:00 p.m. (Toronto time) on the date that is the earlier of: (i) the third Business Day after the Qualification Date; and (ii) <insert date that is four (4) months and one (1) day after Closing Date>, the Underlying Shares shall be subject to hold periods under applicable securities legislation and the certificates representing such securities shall be endorsed with legends to that effect.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Underlying Shares are to be issued shall be deemed for all purposes (except as provided in the Special Warrant Indenture) to be the holder or holders of record of such Underlying Shares and the Corporation has covenanted that it will (subject to the provisions of the Special Warrant Indenture) cause a certificate or certificates representing the Underlying Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within five Business Days.

The Special Warrant Indenture provides for adjustments to certain rights of holders, including the number of Underlying Shares issuable upon exercise or Deemed Exercise of the Special Warrants, upon subdivision, consolidation or reclassification of the Common Shares or any reclassification, capital reorganization, amalgamation or merger of the Corporation and certain distributions of securities, including rights, options or warrants to purchase Common Shares or securities convertible or exchangeable into Common Shares or assets of the Corporation.  The Holder should refer to the Special Warrant Indenture which provides for adjustments in certain other events.

The terms and conditions relating to the Special Warrants and this Special Warrant Certificate may be modified, changed or added to in accordance with the provisions of the Special Warrant Indenture. The Special Warrant Indenture contains provisions making binding upon all holders of Special Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders entitled to acquire a specified percentage of the Underlying Shares which may be acquired pursuant to the exercise of all of the then outstanding Special Warrants.

The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute, or be construed as conferring upon the Holder, any right or interest whatsoever as a shareholder of the Corporation except such rights as may be provided in the Special Warrant Indenture or in this Special Warrant Certificate.

The Holder may, upon compliance with the reasonable requirements of the Trustee and upon surrender of this Special Warrant Certificate, exchange this Special Warrant Certificate for another special warrant certificate or special warrant certificates entitling the Holder thereof to receive, in the aggregate, the same number of Special Warrants as are issuable under this Special Warrant Certificate.

The Special Warrants evidenced by this Special Warrant Certificate may only be transferred in accordance with applicable securities laws and upon due execution and delivery to the Trustee of a Transfer Form in the form attached hereto and in compliance with all the conditions prescribed in the Special Warrant Indenture and compliance with such other reasonable requirements as the Trustee may prescribe.

The Holder hereof acknowledges that it shall notify the Corporation prior to any exercise or deemed exercise of Special Warrants if the representations, warranties and certifications contained in the subscription agreement related to the purchase of such Special Warrants or the Transfer Form related to such securities, as applicable, are no longer true and correct.

In connection with a transfer, the transferee shall represent, warrant and certify that it: (A) (i) is not a “U.S. person” (a “U.S. Person”), as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), (ii) at the time of transfer is not within the United States, and (iii) is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or person within the United States; or (B) the transferor shall have provided to the Trustee an opinion of counsel of recognized standing reasonably satisfactory to the Company, that the transfer may be effected without registration under the U.S. Securities Act and applicable state securities laws.

The Holder hereof understands that upon the exercise of Special Warrants issued in the United States or to, or for the account or benefit of, a U.S. Person, the certificates representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act, and applicable state securities laws unless an exemption from registration is available.

This Special Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Trustee under the Special Warrant Indenture.

The Holder expressly acknowledges having requested, and consents to, the drawing in the English language only of this Special Warrant Certificate evidencing the Special Warrants registered in his name and all documents relating to such Special Warrants.  Le détenteur inscrit du présent certificat de bons de souscription reconnaît expressément avoir demandé et consenti que le présent certificat attestant qu’il est le détenteur inscrit de bons de souscription, ainsi que tous les documents s’y rapportant, soient rédigés en anglais seulement.

Time shall be of the essence hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by its duly authorized officer as of the _____ day of March, 2010.

SANDSPRING RESOURCES LTD.

By:
Authorized Signing Officer

This Special Warrant Certificate represents Special Warrants referred to in the Special Warrant Indenture within mentioned.

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

TRANSFER FORM

ANY TRANSFER OF SPECIAL WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO: Sandspring Resources Ltd. c/o Computershare Trust Company of Canada 600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8	c/o Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

_______________________ of the Special Warrants registered in the name of the undersigned represented by the within special warrant certificate and hereby appoints _______________________ as its attorney with full power of substitution to transfer the said Special Warrants on the appropriate register of the Trustee.

The undersigned Special Warrantholder represents, warrants and certifies that the representations, warranties and certifications set forth in the subscription agreement related to the purchase of such Special Warrants are be true and correct as of the date thereof.

DATED this _____ day of ____________, 201__.

Signature Guaranteed	Name of Special Warrantholder

Name of Authorized Representative	Signature of Special Warrantholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Special Warrantholder or Authorized Representative

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the special warrant certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee.  The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program.  In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

TRANSFEREE ACKNOWLEDGEMENT

In connection with this transfer, the undersigned transferee hereby represents, warrants and certifies (please check one of the following):

□           (A)           The undersigned (i) is not a “U.S. person (a “U.S. Person”) (as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), (ii) at the time of transfer is not within the United States, and (iii) is not acquiring any of the Special Warrants represented by this Special Warrant Certificate by or on behalf of any U.S. Person or person within the United States; or

□           (B)           The undersigned has delivered to Sandspring Resources Ltd. a written opinion of United States legal counsel (which will not be sufficient unless it is from counsel of recognized standing and such opinion is in form and substance reasonably satisfactory to Sandspring Resources Ltd.) to the effect that the transfer of Special Warrants may be effected pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The undersigned further acknowledges that it shall notify the Corporation prior to any exercise or deemed exercise of the Special Warrants if the representations, warranties and certifications contained in the Transfer Form are no longer true and correct.

DATED this _____ day of ____________, 201__.

Authorized signature of Transferee

Print full name here

EXERCISE FORM

TO: Sandspring Resources Ltd. c/o Computershare Trust Company of Canada 600, 530 – 8th Avenue SW Calgary, Alberta T2P 3S8	c/o Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1

The undersigned holder of the within Special Warrants hereby irrevocably subscribes for _____ common shares of Sandspring Resources Ltd., on the terms and conditions set forth in the attached Special Warrant Certificate and the Special Warrant Indenture. The undersigned hereby acknowledges that he is aware that if the Special Warrants are being exercised before 5:00 p.m. (Toronto time) on the date that is the earlier of: (i) <insert date that is four (4) months and one (1) day after Closing Date>; and (ii) the third Business Day after the Qualification Date, the Underlying Shares received on exercise shall be subject to restrictions on resale under applicable securities legislation.

The undersigned represents, warrants and certifies that its representations, warranties and certifications set forth in its subscription agreement related to the purchase of these Special Warrants or the Transfer Form related to such securities, as applicable, are true and correct as of the date hereof.

The undersigned understands that upon the exercise of Special Warrants issued in the United States or to, or for the account or benefit of, a “U.S. person,” as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), the certificates representing the Common Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned hereby directs that the said Underlying Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF UNDERLYING SHARES

(Please print.)

DATED this _____ day of ____________, 201__.

Signature Guaranteed*	Name of Special Warrantholder

Name of Authorized Representative	Signature of Special Warrantholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Special Warrantholder or Authorized Representative

☐           Please check this box if the securities are to be picked up at the office where the Special Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Special Warrant Certificate.

If this Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the special warrant certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Corporation, acting reasonably.

*If the Underlying Shares are to be issued to a person other than to the registered Holder, then the signature on this Exercise Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program.  In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

If securities are to be issued to a person other than the registered Holder, the Transfer Form must be completed and the Holder must pay or cause to be paid to the Corporation or the Trustee all applicable transfer or similar taxes, if any, and the Corporation shall not be required to issue or deliver certificates evidencing the Underlying Shares unless and until such Holder shall have paid to the Corporation or the Trustee the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                      SANDSPRING RESOURCES LTD.

AND TO:             COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned (A) acknowledges that the sale of the securities of Sandspring Resources Ltd. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED at __________________________	this _______ day of _______________, 20____.

By: ___________________________________________________
Name:
Title: